SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(D)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

FREMONT MICHIGAN INSURACORP, INC.

(Name of Subject Company)

FREMONT MICHIGAN INSURACORP, INC.

(Names of Person Filing Statement)

Class A Common Stock, No Par Value Per Share

(Title of Class of Securities)

357365 10 5

(CUSIP Number of Class of Securities)

Richard E. Dunning

President and CEO

Fremont Michigan InsuraCorp, Inc.

933 East Main Street

Fremont, Michigan 49412

(231) 924-0300

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person Filing Statement)

Copies To:

John D. Pirich, Esq.

Phillip D. Torrence, Esq.

Honigman Miller Schwartz and Cohn LLP

Columbia Plaza

350 East Michigan Avenue, Suite 300

Kalamazoo, Michigan 49007

(269) 337-7702

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

FOR IMMEDIATE RELEASE

Contact: Jeff Lambert or Jeff Tryka

Lambert, Edwards & Assoc.

616-233-0500

Fremont Michigan InsuraCorp, Inc. Issues Statement Regarding Revised Offer from Biglari Holdings Inc.

Fremont, Mich. – Jan. 12, 2011 – Fremont Michigan InsuraCorp, Inc. (“Fremont”) (OTC BB: FMMH), a Michigan-exclusive property and casualty insurance carrier, today issued a statement regarding a revised unsolicited offer from Biglari Holdings Inc. Fremont confirmed that it has received the revised proposal from Biglari Holdings Inc. seeking to acquire the remaining shares of Fremont that it does not already own at a revised offer price of $31.00 per share. Fremont’s Board of Directors previously established a special committee to consider the prior offer and will include this new information as it continues to evaluate the offer.

The special committee also disclosed that it retained Philo Smith Capital Corporation as its financial advisor to explore a broad range of strategic alternatives to enhance shareholder value. These alternatives include, but are not limited to, a revised business plan, operating partnerships, joint ventures, strategic alliances, acquisitions, exchange listing applications, a recapitalization, and the sale or merger of Fremont.

Neither Fremont nor the special committee has set a definitive timetable for completion of its evaluation and there can be no assurances that the process will result in any transaction being announced or being completed. Fremont does not intend to disclose developments regarding this process unless and until the Board of Directors has approved a specific transaction. In addition to Philo Smith Capital Corporation, the special committee has also retained Honigman Miller Schwartz and Cohn LLP as its legal advisor to assist in its evaluation. Additionally, there can be no assurance that the Biglari Holdings Inc. proposal will lead to a definitive acquisition agreement, or that a transaction contemplated by the Biglari Holdings Inc. proposal or any other transaction will be approved or completed.

About Fremont

Fremont Michigan InsuraCorp, Inc. is the holding company for Fremont Insurance Company. Headquartered in Fremont, Michigan, the company provides property and casualty insurance to individuals, farms and small businesses exclusively in Michigan. Trading in Fremont Michigan InsuraCorp, Inc.’s common stock is reported on the OTC Bulletin Board (OTCBB) under the symbol “FMMH.”

The proposal by Biglari Holdings Inc. referred to in this release has not commenced. Fremont will file a Solicitation/Recommendation Statement with the U.S. Securities and Exchange Commission (“SEC”) on Schedule 14D-9 following commencement of a tender offer within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934 and holders of shares of Class A Common Stock are advised to read it when it becomes available as it will contain important information. Copies of the Schedule 14D-9 and other related documents filed by Fremont will be available free of charge on the SEC’s website at http://www.sec.gov. In addition, documents filed with the SEC by Fremont may be obtained free of charge by contacting Fremont’s investor relations department or on Fremont’s website at http://www.fmic.com. Any documents filed by Biglari Holdings, Inc., including any Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website.

Certain of the statements contained herein (other than statements of historical facts) are forward-looking statements. Such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and include estimates and assumptions related to economic, competitive and legislative developments. These forward-looking statements are subject to change and uncertainty that are, in many instances, beyond the company’s control and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect on Fremont Michigan InsuraCorp, Inc. For a list of factors which could affect Fremont’s results, see Fremont’s filings with the SEC, including “Item 1A. Risk Factors,” set forth in Fremont’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009. There can be no assurance that future developments will be in accordance with management’s expectations so that the effect of future developments on Fremont will be those anticipated by management.

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